Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000
Fax 212.859.7354 twright@loeb.com

April 9, 2010
Amanda Ravitz Branch Chief United States Securities and Exchange Commission Mailstop 3561 Washington, D.C. 20549

Re:	Energroup Holdings Corporation Amendment No. 5 to Registration Statement on Form S-1 Filed December 31, 2010 File No. 333-149171

Dear Ms. Ravitz:

On behalf of our client Energroup Holdings Corporation (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff (the "Staff’s Letter") of the United States Securities and Exchange Commission (the "Commission").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Additionally, we transmit herewith for filing with the Commission one complete electronic version of Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amendment”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendment and all exhibits filed therewith.

The Amendment responds to the comments set forth in the Staff’s Letter.

Business

Advertising and Promotional Activities, page 44

1.
To the extent material, please explain to us and disclose in the notes to the financial statements your accounting policy in regard to the discounts and incentives offered to sales agents indicated in the first paragraph herein.

Response to Comment 1:  The Company has revised the “Summary of Significant Accounting Policies: Advertising Expense”, on page number 12, footnote disclosure number 2  to disclose the discount and incentives offered to sales agents.

(A)	Advertising Expense

Amanda Ravitz April 9, 2010 Page 2

Promotional and advertising costs are expensed in the year incurred.  These costs are accounted for as selling expenses.  Beginning in March 2008, the Company required its independent sales agent to bare a portion of the promotional and advertising costs; however, the Company has incentivized the independent sales agent to promote its products by offering greater sales discounts and favorable credit terms.  The Company typically offers 45 to 60 days unsecured credit to its independent sales agents.  The Company’s revenue recognition is unaffected by its shifting of promotional and advertising expenses to independent sales agent.

Selected Consolidated Financial Data, page 54

2.
The amount presented for “other income (expense), net” for the nine months ended 2009 does not appear to be consistent with amounts for such provided elsewhere in the filing. Please conform the amount presented as appropriate.

Response to Comment 2:  The Amendment includes the financial statements as of and for the year ended December 31, 2009.  We have deleted the interim financial statements and data for the nine months ended September 30,2009, which previously appeared in the table of Selected Consolidated Financial Data.

Management’s Discussion and Analysis
Results of Operations, page 59

3.
The analysis for “other income (expense)” for each of the three and nine months ended periods does not appear to be consistent with amounts presented on pages 59 and 63, respectively, for such Please conform the analysis as appropriate.

Response to Comment 3: The Amendment includes the Results of Operations for the year ended December 31, 2009 compared to the year ended December 31, 2008.  We have deleted the Results of Operations discussion previously included in the MD&A for the three and nine months ended September 30, 2009.

Liquidity and Capital Resources
Cash Flows
Twelve Months Ended  December 2007, page 73

4.
The amount indicated in the first paragraph as net cash sourced from operating activities of $23.0 million in fiscal 2007 is not consistent with the amount presented in the statement of cash flows or the comparative analysis of operating cash flows for 2008 on page 71. Please conform the amount presented and associated discussion as appropriate..

Response to Comment 4: The financial statements included in the Amendment cover the years as of and for December 31, 2009 and 2008.  As a result, the Liquidity and Capital Resources discussion no longer includes the twelve months ended December 31, 2007.

Amanda Ravitz April 9, 2010 Page 3

Index of Financial Statements, page F-1

5.
Please consider Rule 8-08(b) of Regulation S-X in regard to the age of the financial statements included in your filing, particularly in regard to whether the audited annual financial statements for fiscal 2009 will be available prior to the effective date of the filing..

Response to Comment 5: The Amendment includes the audited financial statements for fiscal 2009.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4122.

Sincerely,

/s/ Tahra Wright
Tahra Wright
Partner